UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7) 1

First Trust/Aberdeen Global Opportunity Income Fund

(Name of Issuer)

Common Stock

(Title of Class of Securities)

337319107

(CUSIP Number)

Jodi Hedberg, Chief Compliance Officer

Karpus Management, Inc.

d/b/a Karpus Investment Management

183 Sully’s Trail

Pittsford, New York 14534

(585) 586-4680

Adam W. Finerman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 22, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

______________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 337319107	13D	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSON Karpus Investment Management
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,143,006 Shares
	8.	SHARED VOTING POWER 0 Shares
	9.	SOLE DISPOSITIVE POWER 3,422,943 Shares
	10.	SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,422,943 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.96%
14.	TYPE OF REPORTING PERSON IA

CUSIP No. 337319107	13D	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSON Karpus Investment Management Profit Sharing Plan Fund B – Conservative Bond Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,746 Shares
	8.	SHARED VOTING POWER 0 Shares
	9.	SOLE DISPOSITIVE POWER 6,746 Shares
	10.	SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,746 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 337319107	13D	Page 4 of 7 Pages

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)    This statement is filed by:

(i)    Karpus Management, Inc., d/b/a Karpus Investment Management (“Karpus”). Karpus is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. Karpus is controlled by City of London Investment Group plc (“CLIG”), which is listed on the London Stock Exchange. However, in accordance with SEC Release No. 34-39538 (January 12, 1998), effective informational barriers have been established between Karpus and CLIG such that voting and investment power over the subject securities is exercised by Karpus independently of CLIG, and, accordingly, attribution of beneficial ownership is not required between Karpus and CLIG. The shares to which this Amendment No. 7 relates are owned directly by the accounts managed by Karpus;

(ii)    Karpus Investment Management Profit Sharing Plan Fund B - Conservative Bond Fund (the “Karpus Fund”).  Immediately following the filing of this Amendment No. 7 to the Schedule 13D, Karpus Fund shall cease to be a Reporting Person.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Karpus. To the best of the Reporting Persons’ knowledge, except as otherwise set forth on Schedule A, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b) The address of the principal office of each of the Reporting Persons is 183 Sully’s Trail, Pittsford, New York 14534.

(c) The principal business of Karpus is serving as a registered investment adviser that provides investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts, and others. The principal occupation of Karpus Fund is investing in securities.

(d) No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is organized under the laws of the State of New York.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Karpus, an independent registered investment advisor, has accumulated 3,422,943 Shares on behalf of accounts that are managed by Karpus (the “Accounts”) under limited powers of attorney, which represents 26.96% of the outstanding Shares. All funds that have been utilized in making such purchases for the Accounts (which are open market purchases unless otherwise noted) are from such Accounts.

The aggregate purchase price of the 3,422,943 Shares beneficially owned by Karpus Investment Management is approximately $34,648,866, excluding brokerage commissions. Such Shares were purchased with working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted.

 The aggregated purchase price of the 6,746 Shares held by the Karpus Fund is approximately  $71,251, excluding brokerage commissions. Such Shares were purchased with working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted.

CUSIP No. 337319107	13D	Page 5 of 7 Pages

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On October 22, 2020, Karpus submitted to the Issuer a non-binding proposal (the “Proposal”) pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended. The Proposal requests that the Board promptly consider authorizing a self-tender offer for all the outstanding common shares of the Issuer at or close to net asset value and, if more than 50% of the Issuer’s outstanding common shares are tendered, the tender offer should be cancelled and the Issuer should take steps necessary to merge, or convert the Fund to an open-end mutual fund or exchange traded fund.

The foregoing description of the Proposal is qualified in its entirety by the full text of the Proposal, a copy of which is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 12,696,934 Shares outstanding, which is the total number of Shares outstanding as of June 30, 2020, as reported in the Issuer’s Certified Shareholder Report of Registered Management Investment Companies on Form N-CSRS, filed with the Securities and Exchange Commission on September 3, 2020.

A.	Karpus Investment Management

(a)	As of the close of business on October 21, 2020, Karpus Investment Management beneficially owned the 3,422,943 Shares held in the Accounts.

  Percentage: Approximately 26.96%

(b)	1. Sole power to vote or direct vote: 3,143,006
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,422,943
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Karpus through the Accounts since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule B and incorporated herein by reference.

B.	Karpus Fund

(a)	As of close of business on October 21, 2020, the Karpus Fund beneficially owned 6,746 Shares.

  Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 6,746
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,746
4. Shared power to dispose or direct the disposition: 0

(c)	The Karpus Fund has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that it does not directly own.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Shareholder Proposal Letter dated October 22, 2020.

CUSIP No. 337319107	13D	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

KARPUS MANAGEMENT, INC.

Dated: October 22, 2020	By:	/s/ Jodi Hedberg
Name: Jodi Hedberg Title: Chief Compliance Officer

KARPUS INVESTMENT MANAGEMENT PROFIT SHARING PLAN FUND B – CONSERVATIVE BOND FUND

By:	/s/ Kathleen F. Crane
Name: Kathleen F. Crane Title: Chief Financial Officer of Karpus Investment Management

CUSIP No. 337319107	13D	Page 7 of 7 Pages

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned
Kathleen Finnerty Crane	Chief Financial Officer	183 Sully’s Trail, Pittsford, New York 14534	100 Shares
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Thomas M. Duffy	Senior Vice President and Director of Operations	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Sharon L. Thornton	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Daniel L. Lippincott	Chief Investment Officer	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
David D’Ambrosio	Senior Vice President	183 Sully’s Trail, Pittsford, New York 14534	650 Shares
Marijoyce Ryan	Vice President of Fiduciary Services	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Thomas Wayne Griffin	Director	1125 Airport Road, Coatesville, PA 19320	0 Shares
Carlos Manuel Yuste	Director	1125 Airport Road, Coatesville, PA 19320	0 Shares

SCHEDULE B

Transactions in the Shares Since the Filing of Amendment No. 6 to the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Purchase of Common Stock	1,425	$9.56	10/5/2020
Purchase of Common Stock	41	$9.71	10/9/2020
Purchase of Common Stock	134	$9.71	10/12/2020